Exhibit 99.14

Notice to LSE

Copper & Diamonds – Investor roadshow

14 December 2017

The Rio Tinto Copper & Diamonds investor roadshow presentation slides are available at www.riotinto.com/presentations.

The presentation will be given by Arnaud Soirat, chief executive, Copper & Diamonds, at investor briefings in Paris, France.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

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